IntentWave LLC

Financial Statements for the year ended 2018
(Unaudited)

(Unaudited financials)

Profit and Loss

	Total
INCOME	
Uncategorized Income	0.00
Total Income	**$0.00**
GROSS PROFIT	**$0.00**
OPERATING EXPENSES	
Contractors	42,500.00
Office Supplies & Software	2,845.47
Interest Expenses	2,712.33
Job Supplies	265.66
Advertising & Marketing	187.27
Meals & Entertainment	125.65
Other Business Expenses	122.18
Travel	42.00
Bank Charges & Fees	24.00
Car & Truck	22.11
Total Operating Expenses	**$48,846.67**
NET OPERATING INCOME	**$48,846.67**
NET INCOME	**$48,846.67**

(Unaudited financials)

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
IntentWave Business Checking	71,665.66
Total Bank Accounts	**$71,665.66**
Total Current Assets	**$71,665.66**
TOTAL ASSETS	**$71,665.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Interest Payable	2,712.33
Total Interest Payable	**$2,712.33**
Total Current Liabilities	**$2,712.33**
Long-Term Liabilities	
Notes Payable	
Vinamra Kothari	150,000.00
Total Notes Payable	**$150,000.00**
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$152,712.33**
Equity	
Partner Contributions – Steve Arend	5,300.00
Partner Contributions – Sourabh Kothari	2,500.00
Owner's Pay & Personal Expenses	-40,000.00
Retained Earnings	
Net Income	-48,846.67
Total Equity	**$-81,046.67**
TOTAL LIABILITIES AND EQUITY	**$71,665.66**

(Unaudited financials)

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-48,846.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Interest Payable	2,712.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,712.33**
Net cash provided by operating activities	**$-46,134.34**
FINANCING ACTIVITIES	
Note Payable – Vinamra Kothari	150,000.00
Partner Contributions – Steve Arend	5,300.00
Partner Contributions – Sourabh Kothari	2,500.00
Owner's Pay & Personal Expenses	-40,000.00
Net cash provided by financing activities	**$117,800.00**
NET CASH INCREASE FOR PERIOD	**$71,665.66**
CASH AT END OF PERIOD	**$71,665.66**

(Unaudited financials)

Profit and Loss

January - December 2018

	Total
INCOME	
Revenue	0.00
Returns, Allowances, and Discounts	0.00
Total Revenue	**0.00**
Total Income	**0.00**
GROSS PROFIT	**0.00**
EXPENSES	
General & Administrative	
Bank Charges & Fees	24.00
Car & Truck	22.11
Job Supplies	265.66
Other Business Expenses	122.18
Interest Expenses	2,712.33
Total General & Administrative	**3,146.28**
IT Expense	
Software & Web Services	2,845.47
Total IT Expense	**2,845.47**
Meals & Entertainment	125.65
Professional Fees	
Engineering, Product & Design	42,500.00
Total Professional Fees	**42,500.00**
Sales & Marketing	
Advertising & Marketing	187.27
Total Selling & Marketing	**187.27**
Travel	
Travel	42.00
Total Travel	**42.00**
Total Expenses	**48,846.67**
NET OPERATING INCOME	**-48,846.67**
OTHER INCOME	
Other Income	0.00
Total Other Income	**0.00**
NET OTHER INCOME	**0.00**
NET INCOME	**$-48,846.67**

Balance Sheet

As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
IntentWave Business Checking	71,665.66
Total Bank Accounts	**71,665.66**
Total Other Current Assets	**0.00**
Total Current Assets	**71,665.66**
Other Assets	
Total Other Assets	**0.00**
TOTAL ASSETS	**$71,655.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	2,712.33
Interest Payable	
Total Interest Payable	**2,712.33**
Total Current Liabilities	**2,712.33**
Long-Term Liabilities	
Notes Payable	
Vinamra Kothari	150,000.00
Total Notes Payable	**$150,000.00**
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$152,712.33**
Equity	
Partner Contributions – Steve Arend	5,300.00
Partner Contributions – Sourabh Kothari	2,500.00
Owner's Pay & Personal Expenses	-40,000.00
Retained Earnings	
Net Income	-48,846.67
Total Equity	**$-81,046.67**
TOTAL LIABILITIES AND EQUITY	**$71,655.66**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-48,846.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Interest Payable	2,712.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,712.33**
Net cash provided by operating activities	**$-46,134.34**
FINANCING ACTIVITIES	
Note Payable – Vinamra Kothari	150,000.00
Partner Contributions – Steve Arend	5,300.00
Partner Contributions – Sourabh Kothari	2,500.00
Owner's Pay & Personal Expenses	-40,000.00
Net cash provided by financing activities	**$117,800.00**
NET CASH INCREASE FOR PERIOD	**$71,655.66**
CASH AT END OF PERIOD	**$71,655.66**

(Unaudited financials)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

IntentWave LLC ("the Company") is a limited liability company formed under the laws of the State of Delaware. The Company derives revenue from subscription fees paid by companies for their employees (or students or customers) receiving personal stress management through IntentWave's digital platform and personalized, private recommendations. Additionally, the company also receives revenue from custom content and development requests from subscribing companies.

The Company converted to Mindcurrent Inc. in 2019 and Mindcurrent will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital. Mindcurrent's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory
The Company does not maintain any inventory items relevant to its operation.

Property and Equipment

The Company does not currently capitalize any long-lived assets.

Goodwill

The Company does not currently capitalize any goodwill.

Extraordinary Items- Revenue

The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company leases office space used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2018 will expire if unused after tax year 2038. The Company's 2018 federal tax filing will be subject to review by the Internal Revenue Service until 2022.

The Company is subject to Franchise Tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2018 will be subject to review by that State until the expiration of the statutory period in 2022.

NOTE E- EQUITY BASED COMPENSATION

In 2019, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2018, options issued, available, and exercised were as follows:

Options Authorized 5,000,000
Options Issued 0
Options Available 5,000,000

NOTE F- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 6% per annum and have thirty-six month terms, with the earliest commencing in September of 2021. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H - RELATED PARTY TRANSACTIONS

As disclosed in the Balance Sheet, the Company carries notes payables in total of $150,000 from a major shareholders' family member. The Company has no other reportable related party transactions except above stated transactions of notes from shareholders' families and accrued interests.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2018, the date that the financial statements were available to be issued.

(Unaudited financials)